

August 5, 2015

<u>Via E-mail</u>
James W. Bernau
President and Chief Executive Officer
Willamette Valley Vineyards, Inc.
8800 Enchanted Way SE
Turner, Oregon 97392

      Re: Willamette Valley Vineyards, Inc.
              Amendment No. 1 to Registration Statement on Form S-3
              Filed July 31, 2015
              File No. 333-205174

Dear Mr. Bernau:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2015 letter.

General

1. We note the response to prior comment one that you may change the offering price through a post-effective amendment, or if available, a prospectus supplement. Please clarify the extent to which the company has the discretion to change the price and the timing of such changes. In addition, to the extent there is discretion to change the price, including any decrease, the current disclosure does not reflect this. We also note the risk factor regarding the increase in price as the offering continues. Please revise throughout to clearly reflect the ability of the company to change the price, including decreasing the price, and the risk to shareholders, particularly those that bought earlier in the offering as a result. Provide the basis for your statements regarding the reason for the price increase due to the decreased risk or remove.

2. We note the escrow agreement filed as an exhibit. However, it does not reflect the terms of the offering, regarding the minimum or how the escrow agent will determine the minimum has been reached and the process for releasing funds from escrow once the minimum has been reached. Please revise or advise.

Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Marcus J. Williams
    Davis Wright Tremaine LLP